Mail Stop 3010

July 6, 2009

VIA USMAIL and FAX (305) 572 - 4199

Mr. Brett H. Kaufman
Vice President and Chief Financial Officer
Ladenburg Thalmann Financial Services, Inc.
4400 Biscayne Boulevard, 12<sup>th</sup> Floor
Miami, Florida 33137

      **Re:**    **Ladenburg Thalmann Financial Services, Inc.**
            **Form 10-K and 10-K/A for the year ended 12/31/2008**
            **Filed on 3/16/2009 and 4/30/09**
            **File No. 001-15799**

Dear Mr. Brett H. Kaufman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Cicely LaMothe
               Branch Chief